LAW OFFICES OF
HATELEY & HAMPTON
A PROFESSIONAL CORPORATION

1800 CENTURY PARK EAST
SIXTH FLOOR
LOS ANGELES, CALIFORNIA 90067-1501
TELEPHONE (310) 576-4758
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EMAIL: dhateley@hateleyhampton.com

September 11, 2007

Mr. Paul Fisher, Esq.
Staff Attorney
Mail Stop 3720
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Re:         WiTel Corp. [Response to Comment letter dated August 31, 2007]
Registration Statement on Form SB-2
File No. 333-145134
Filed August 3, 2007

Dear Mr. Fisher:

This letter is being submitted, on behalf of WiTel Corp. (the “Company”), in response to your comment letter dated August 31, 2007 (the “Comment Letter”), regarding the Company’s registration statement on Form SB-2 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (“SEC”) on August 3, 2007. Thank you for your prompt response to the Company’s Registration Statement.

I have set forth below the Company’s responses to your comments categorized as set forth in the Comment Letter. I have also set forth some additional changes, which I have categorized as Other. Additionally, I have enclosed a “blackline” version, which sets forth the Company’s revisions. The references to page numbers in the responses to your comments are to the SB-2 that the Company filed with the SEC.

General

SEC Comment:

1.
We note that you are registering the sale of 6,000,000 shares of common stock, which represents 100% of your shares currently outstanding. Since you are registering all of your outstanding common stock on this Form SB-2, please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at , for guidance in distinguishing secondary offerings from primary offerings.

Mr. Paul Fisher, Esq.
September 11, 2007
Page of 2 of 6

Company Response:

1.
The Company has changed the terms of the offering so that it is not registering all of its issued and outstanding shares. The Company is now only going to register the shares it sold to the 18 investors on May 1, 2007. The Company believes that its response adequately addresses the SEC’s comment since the Company has changed the terms of the offering.

SEC Comment:

2.
Please advise us why you are registering 3,750,000 shares subject to the one-year lock-up agreement on this registration statement. It appears that it is premature to register these shares at this time.

Company Response:

2.
See Company Response No. 1. The Company is only registering the shares it sold to the 18 investors on May 1, 2007 and has made the applicable changes to the content in the Form SB-2/A. The Company has set forth the changes in “blackline” in the amended registration statement. The Company believes that its response adequately addresses the SEC’s comment.

Selling Security Holders, page 18

SEC Comment:

3.
Please revise to indicate in a footnote to the table the natural person or persons having voting and/or dispositive power with respect to the shares held by InterCap Partners, Incorporated. Similarly, revise the beneficial ownership table appearing on page 22.

Mr. Paul Fisher, Esq.
September 11, 2007
Page of 3 of 6

Company Response:

3.
The Company has added footnote 3 on page 18, which reads as follows: “Deann Hampton has voting and/or dispositive power with respect to the shares owned by InterCap Partners Incorporated. Ms. Hampton is also a partner at the law firm of Hateley & Hampton, APC.” The Company believes that its response adequately addresses the SEC’s comment.

Executive Compensation, page 29

4.	Provide all applicable disclosures regarding the stock that you issued to your officers and directors for their services pursuant to Item 402 of Regulation SB.

Company Response:

4.
Paragraph 1, line 1, on page 29 under the heading Summary of Compensation was modified to include the following insert after the word directors “other than the shares issued to them, at par value, $0.001 per share, on February 28, 2007 for services rendered in our formation.” Additionally, the Summary Compensation Table was modified to include, under the column heading “Stock Awards (US$), the dollar value of the stock granted for services rendered, which was $1,550 for Mr. Renton, $150 for Mr. Neubauer and $100 for Mr. Bauer and a footnote was added disclosing the value and reference to the financial statements and related footnotes, which were modified to reflect the foregoing. The Company believes that its response adequately addresses the SEC’s comment.

Part II - Recent Sales of Unregistered Securities

5.	Please revise to include all disclosure under Rule 701 of Regulation S-B, including, but not limited to, the exemption relied upon in each instance pursuant to Item 701(d).

Company Response:

5.
The Company added the following language under subparagraph (a) of the heading Prior Sales of Common Shares: “Set forth below is information regarding our issuance and sales of securities without registration since inception. For all of these issuances and sales, we did not use an underwriter, we did not advertise or publicly solicit the shareholders, we did not pay any commissions and the securities bear a restrictive legend.” The Company further modified the subsequent paragraphs to include the persons the shares were sold to, the price per share, the total consideration or type of transaction for shares sold for other than cash, the exemption relied upon, and that the shares bear a restrictive legend. The Company believes that its response adequately addresses the SEC’s comment.

Mr. Paul Fisher, Esq.
September 11, 2007
Page of 4 of 6

Signatures

SEC Comment:

6.
Identify, such as by parenthetical, the person signing in the capacity of your principal accounting officer, as your principal accounting officer’s or controller’s signature to the registration statement is required by Form SB-2.

Company Response:

1.
The Company has added “Principal Accounting Officer” as an additional title to Mr. Renton, the Company’s Chairman, President and Chief Executive Officer. The Company believes that its response adequately addresses the SEC’s comment.

Other

Additional Company Changes

In addition to the foregoing changes in response to your comments, the Company has made the additional revisions to the Registration Statement. The referenced page numbers are from the “blackline” version.

#	Pg. #	Description of change

1.	1	Added the language to the facing page indicating Form SB-2/A and the amendment No. 1;

2.	2	Changed the table to reflect the new number of shares being registered and the other applicable changes; conformed “Selling Security Holder” as a defined term throughout the document;

3.	3	Conformed change in the number of shares being registered; changed subject to completion date from August to September;

Mr. Paul Fisher, Esq.
September 11, 2007
Page of 5 of 6

4.	6	Conformed changes to reflect the number of shares being registered;

5.	11	Conformed selling security holder revision;

6.	14	Corrected grammatical error by changing “Dependant” to “Dependent;”

7.	17	Conformed Selling Security Holders; eliminated “Founders” to state “officers, directors and advisors:” conformed changes relating to SEC Comment No. 1;

8.	18	Conformed Selling Security Holders; conformed per 7 above;

9.	19	See 8 above;

10.	20	See 9 above;

11.	21	Changed “stockholders” to “shareholders:”

12.	22	See 11 above; added Future Sales by Existing Shareholders heading and paragraph;

13.	28	See 10 above;

14.	F-2	Opinion revised to reflect footnote 2, dated September 11, 2007;

15.	F-5	Added “for services rendered on” to the description in the Interim Statement of Stockholders’ Equity;

16.	F-6	Revised Statement of Cash Flows to set forth the stock based compensation to conform with the Executive Compensation Table;

17.	F-8	Revised Stock Based Compensation footnote to reflect the stock compensation award under the Executive Compensation Table.

We believe the foregoing changes have adequately addressed the SEC’s comments and look forward to your prompt response.

Mr. Paul Fisher, Esq.
September 11, 2007
Page of 6 of 6

Please call me if you have any questions regarding the foregoing.

Sincerely yours, HATELEY & HAMPTON, A Professional Law Corporation Donald P. Hateley, Esq., CPA

cc: James Renton, Chairman John S. Neubauer, Director Raymond T. Bauer, Director Mike Moore, CPA